FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. *See* Instruction 1(b).

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(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
WASHBURN, THOMAS D.	**Irwin Financial Corporation (IFC)**	_____Director _____10% owner
(Last) (First) (Middle)		__X__ Officer (give title below) _____Other (Specify below)

	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **1/30/2003**	**TITLE: EXECUTIVE VICE PRESIDENT**
500 Washington Street (Street)			
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person _____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
COMMON STOCK	01/29/03		M		10,800	A	$5.531250		D	
COMMON STOCK	01/29/03		F		2,406	D	$17.200000		D	
COMMON STOCK	01/29/03		G		8,394 (1)	D			D	
COMMON STOCK	01/29/03		G		3,474 (2)	A			D	
COMMON STOCK	01/29/03		F		3,474	D	$17.200000	0	D	
COMMON STOCK								12,884	I	BY 401(K)
COMMON STOCK	01/29/03		G		8,394 (1)	A			I	BY SPOUSE
COMMON STOCK	01/29/03		G		3,474 (2)	D		24,833	I	BY SPOUSE

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. *If the form is filed by more than one reporting person, *see* Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of Deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares				
NON-QUALIFIED STOCK OPTION (RIGHT TO BUY)	**$5.531250**	**01/29/03**		**M**			**10,800**	**01/29/03 (3)**	**05/11/03**	**COMMON STOCK**	**10,800**		**0**	**D**	

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ THOMAS D. WASHBURN 1/30/2003

**Signature of Reporting Person — Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 4 (continued)

WASHBURN, THOMAS D.   Irwin Financial Corporation (IFC)
500 Washington Street   01/30/2003
Columbus IN 47201

FOOTNOTES:

(1) Represents transfer of shares from reporting person to spouse.

(2) Represents transfer of shares from spouse to reporting person.

(3) The Plan provides for phased-in vesting or rights to exercise granted stock options. In the year of the grant, optionee may exercise 25% of total options granted. In each of the three years immediately following the year of the grant optionee may exercise an additional 25% of the options granted. Grant of option was made to reporting person in transaction exempt under Rule 16b-3.